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Facsimile Transmittal

Date:     September 10, 2009

To: Name/Company	Fax No.	Phone No.
Karl Hiller Securities and Exchange Commission	(703) 813-6982

From:	Thomas Wardell
Phone:	(404) 527-4990
Re:	Songzai International Holdings - SEC Comment Letter Response; and Amended 10-K

Number of Pages (including cover):	203	PLEASE DELIVER IMMEDIATELY

Comments

Dear Mr. Hiller:

Attached in draft form is the response to the Comment Letter of August 21, 2009, as well as of the Amended 10-K for the period ended December 31, 2008, in both blackline and clean.  It is not clear from the language of Comment 1 whether in the final form you expect to receive a copy blacklined with all changes to the original filing or simply showing the changes from the last response to the most recently previous Comment Letter.  In any case, my decision in this event has been to show in blackline the changes made in response to the most recent Comment Letter.  All other changes that have been negotiated in response to prior Comment Letters are reflected in the text of this draft Amendment.

My contact information is included at the bottom of the draft response letter.  I will repeat it here:  I can be reached on my cell phone (404) 797-1077 for the remainder of this week, and will be in the Atlanta office again Monday morning at (404) 527-4990.

Thank you for your time and attention.
-Tom Wardell

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